UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                               LMI Aerospace, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $0.02
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                         (Title of Class of Securities)

                                   502079 10 6
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|    Rule 13d-1(b)

         |_|    Rule 13d-1(c)

         |X|    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                Page 1 of 6 Pages
SEC 1745 (3-98)

CUSIP NO. 502079 10 6

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   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Ronald S. Saks

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   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        |_|
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   3.     SEC Use Only

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   4.     Citizenship or Place of Organization

          United States
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                              5.    Sole Voting Power

                                    2,684,216
    Number of
    Shares                   ---------------------------------------------------
    Beneficially
    Owned by Each             6.    Shared Voting Power
    Reporting
    Person                          -0-
    With:                    ---------------------------------------------------

                              7.    Sole Dispositive Power

                                    2,764,448(1)
                             ---------------------------------------------------

                              8.    Shared Dispositive Power

                                    -0-
--------------------------------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,921,281(2)

-----------------

(1) Includes 80,232 units held by Union Planters Trust & Management for the benefit of Mr. Saks in the LMI Aerosapce, Inc. Profit Sharing and Savings Plan and Trust, each unit of which as of December 31, 2002 represented ownership of
0.9563 shares of the Issuer's Common Stock.

(2) Includes 156,833 shares of the Issuer's Common Stock directly or indirectly owned by Mr. Saks' children who might be deemed to maintain a principal residence at Mr. Saks' residence. Mr. Saks' disclaims beneficial ownership of these shares of the Issuer's Common Stock, and this report shall not be deemed an admission that Mr. Saks is the beneficial owner of such shares for any purpose. Also, includes 80,232 units held by Union Planters Trust & Management for the benefit of Mr. Saks in the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust, each unit of which as of December 31, 2002 represented ownership of 0.9563 shares of the Issuer's Common Stock.



                                Page 2 of 6 Pages
SEC 1745 (3-98)

CUSIP NO. 502079 10 6

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  10.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |_|
--------------------------------------------------------------------------------

  11.     Percent of Class Represented by Amount In Row (11)

          35.7%
--------------------------------------------------------------------------------

  12.     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------




                                Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  LMI Aerospace, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  3600 Mueller Road
                  St. Charles, Missouri 63302

Item 2(a)         Name of Persons Filing:

                  Ronald S. Saks

Item 2(b)         Address or Principal Business Office or, if none, Residence:

                  3600 Mueller Road
                  St. Charles, Missouri  63302

Item 2(c)         Citizenship:

                  Ronald S. Saks is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.02 per share

Item 2(e)         CUSIP Number:

                  502079 10 6

Item 3.           Not Applicable

Item 4.           Ownership.

         (a)      Amount beneficially owned:

                  2,921,281(3)

         (b)      Percent of class:

                  35.7%


-----------------

(3) Includes 156,833 shares of the Issuer's Common Stock directly or indirectly owned by Mr. Saks' children who might be deemed to maintain a principal residence at Mr. Saks' residence. Mr. Saks' disclaims beneficial ownership of these shares of the Issuer's Common Stock, and this report shall not be deemed an admission that Mr. Saks is the beneficial owner of such shares for any purpose. Also, includes 80,232 units held by Union Planters Trust & Management for the benefit of Mr. Saks in the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust, each unit of which as of December 31, 2002 represented ownership of 0.9563 shares of the Issuer's Common Stock.



                                Page 4 of 6 Pages
SEC 1745 (3-98)

         (c)      Number of shares as to which such persons have:

                  (i)      Sole power to vote or to direct the vote

                           2,684,216

                  (ii)     Shared power to vote or to direct the vote:

                           None

                  (iii)    Sole power to dispose or direct the disposition of:

                           2,764,448(4)

                  (iv) Shared power to dispose or to direct the disposition of:

                           None

Item 5.           Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         The Ronald S. Saks Revocable Trust U/T/A dated June 21, 1991, is the record owner of 2,684,216 shares of the Issuer's Common Stock owned by Mr. Saks. The Trust retains the right to receive all dividends and all proceeds from the sale of such shares of the Issuer's Common Stock.

         Mr. Saks is the beneficial owner of 80,232 units held by Union Planters Trust & Investment Management for the benefit of Mr. Saks in the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust. Each such unit represents ownership of 0.9563 shares of the Issuer's Common Stock. Union Planters has the right to receive dividends and all proceeds from the sale of such shares of the Issuer's Common Stock on behalf of Mr. Saks.

         156,833 shares of the Issuer's Common Stock reported as being beneficially owned by Mr. Saks on this Schedule 13G are held of record directly or indirectly by Mr. Saks' children who might be deemed to maintain a principal residence at Mr. Saks' residence. The holders of these shares of the Issuer's Common Stock retain the right to receive dividends and proceeds from the sale of such shares, with the exception that 69,838 of these shares are held by certain Grantor Retained Annuity Trusts from which Mr. Saks has a right to receive certain periodic annuity payments. Mr. Saks disclaims beneficial ownership of such shares of the Issuer's Common Stock, and this report shall not be deemed an admission that Mr. Saks is the beneficial owner of such shares for any purpose.

Item 7.           Not applicable

Item 8.           Not applicable

Item 9.           Not applicable

Item 10.          Not Applicable

-----------------

(4) Includes 80,232 units held by Union Planters Trust & Management for the benefit of Mr. Saks in the LMI Aerosapce, Inc. Profit Sharing and Savings Plan and Trust, each unit of which as of December 31, 2002 represented ownership of
0.9563 shares of the Issuer's Common Stock.



                                Page 5 of 6 Pages

SEC 1745 (3-98)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                          February 12, 2003
                                          --------------------------------------
                                          Date

                                          /s/ Ronald S. Saks
                                          --------------------------------------
                                          Signature

                                          Ronald S. Saks
                                          --------------------------------------
                                          Name/Title



                                Page 6 of 6 Pages
SEC 1745 (3-98)